SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated May 12, 2020, filed by the Company with the Bolsas y Mercados Argentinos and the Comisión Nacional de Valores.

By letter dated May 12, 2020 The Company  released a material fact complementing the ones published on March 19 and 20, and April 1st, 13 and 27 2020 and in relation to the coronavirus’ evolution (COVID-19) in Argentina, informing its shareholders and the market in general that in compliance with the provisions set forth in section 1 of the Decree 459/2020 enacted by the National Executive Power, whose objective is to continue minimizing the risks of spreading the virus and to protect public health, the Company’s Shopping Malls located in Buenos Aires City and Greater Buenos Aires will continue to operate in the areas that are considered essential such as pharmacies, supermarkets and banks until May 24, 2020, while some gastronomic and clothing stores are working through delivery system.

In  the rest of the country, some provinces have proceeded to relax the quarantine and reopen their commercial and recreational activities, such as the city of Salta, where on May 8, Alto Noa shopping mall reopened its doors with reduced hours and social distancing following a strict safety and hygiene protocol.

The Company keeps its commitment to safeguard the health and well-being of its clients, employees, tenants, and the entire population, constantly reassessing its decisions according to the evolving events, issued rules and guidelines of the competent authorities.

It is also informed that these actions taken by the Company in compliance with the regulations in force, may generate a negative impact on the Company’s results, which to date have not yet been quantified, without prejudice to which we are constantly monitoring activities to minimize potential losses.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: May 12, 2020